Exhibit 21

List of subsidiaries of Omagine, Inc. as of October 13, 2011:

1.   Journey of Light, Inc. ("JOL") is a wholly owned subsidiary of Omagine Inc. JOL is incorporated in New York and does
     business under the name Journey of Light.

2.   Omagine, LLC ("Omagine LLC") is a 60% owned subsidiary
     of Omagine, Inc. Omagine LLC is incorporated in the
     Sultanate of Oman as a limited liability company.